FREEDOM FINANCIAL GROUP, INC.

                         RESOLUTION TO AMEND THE BYLAWS

      WHEREAS, the Board of Directors finds it to be in the best interests of Freedom Financial Group, Inc. (the "Company") to divide the Board of Directors into three substantially equal classes of directors to serve three-year staggered terms.

      WHEREAS, in accordance with Section 7.6 of the Company's Bylaws, the Bylaws may be amended by a majority vote of the Board of Directors.

      RESOLVED, that the Company's Bylaws be amended as follows:

      Section 3.2(a) is deleted in its entirety and replaced with the following:

            (a) Number, Qualification and Term of Office. The number of directors of the corporation shall be fixed from time to time by the Board of Directors, but will be no less than three (3) and no more than seven (7). The exact number of directors shall be determined from time to time by a resolution duly adopted by a majority of the whole Board of Directors. Directors need not be stockholders. At the 2004 annual meeting of the stockholders, the stockholders shall elect directors who shall be divided into three (3) substantially equal classes: Class I, Class II, and Class III. Each Class shall be elected for an initial term as follows: Class I - one year; Class II - two years; Class III - three years. After the initial terms, each Class shall be elected to three-year terms, and only one Class will be voted upon by the stockholders at each annual meeting of the stockholders.